             (KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS LOGO)



                              153 East 53rd Street
                            New York, New York 10022

   Joshua N. Korff
To Call Writer Directly:          212-446-4800
     212 446-4943                                                  Facsimile:
  jkorff@kirkland.com            www.kirkland.com                 212-446-4900


                                February 26, 2007




VIA EDGAR AND OVERNIGHT DELIVERY


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:      William Bennett
                Robert Carroll
                Kathleen Krebs
                Kyle Moffatt
                Larry Spirgel


         Re:    CLEARWIRE CORPORATION
                AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED FEBRUARY 20, 2007

Ladies and Gentlemen:

         On behalf of our client, Clearwire Corporation, a Delaware corporation (the "Company"), we are providing information in response to the comments in the letter to Mr. Broady R. Hodder, the Company's Vice President and General Counsel, dated February 22, 2007 from the staff of the Commission (the "Staff") regarding the Company's Registration Statement on Form S-1 filed December 19, 2006, as amended by Amendment No. 1 to the Registration Statement on Form S-1 filed on January 8, 2007 and as further amended by Amendment No. 2 to the Registration Statement filed on January 29, 2007, as further amended by Amendment No. 3 to the Registration Statement filed on February 13, 2007 and as further amended by Amendment No. 4 to the Registration Statement filed on February 20, 2007.

         We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.



London      Los Angeles      New York       San Francisco       Washington, D.C.

                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
February 26, 2007
Page 2


1. STAFF'S COMMENT: We note your response to prior comment 1 and are unable to agree. An important part of your business plan is the building of networks and growing your subscriber base. An important component of this growth is your planned expansion into new markets. As you indicated in your response this growth is expected to be material to the Company's operations and financial condition. To fully understand the potential effect of this growth and to put context to the criteria considered by management (as highlighted in the second paragraph on page 65), investors are entitled to know the identity of planned markets. Please revise to include this information.

     RESPONSE: We respectfully advise the Staff that the Company does not believe that the identity of planned markets is meaningful disclosure for investors as it is difficult for the Company to predict its launch plans with respect to any specific market with certainty and therefore disclosure in the Registration Statement of these unfixed launch plans may result in misleading disclosure. The Company's market launch plans are constantly evolving as the Company assesses the desirability of entering into a particular market according to a number of criteria in the four broad categories outlined on page 65 of the Registration Statement. The specific criteria include the following: (1) the viability of the Company's spectrum in terms of channel depth, contiguous grouping and licensing; (2) the economic potential of a market including the capital requirements of launching and operating in that market; (3) the attractiveness of a market, which includes a review of a market's demographics, competitive landscape and distribution channels; (4) the desirability of a geographic location in terms of the availability of synergies with other launched or potential markets and geographic diversity of the Company's markets; (5) the feasibility of deployment of WiMAX technology and devices and (6) the strategic considerations relating to competition and availability of partnerships. The Company continually evaluates the factors listed above and adjusts its launch plans for specific markets accordingly. In addition, the Company may need to adjust its plans when it faces difficulties relating to zoning, permitting and the acquisition of tower sites, all of which are out of its control. Disclosure of the identity of planned markets may also put the Company at a significant competitive disadvantage as it will provide its competitors with the details of its future plans. Given these considerations, we respectfully submit that it is more meaningful to investors to disclose the planned increase in the Company's covered population due to the launch of additional markets as it can aid investors in fully understanding the potential effect of the Company's planned growth without the risk of misleading investors and has the additional benefit of avoiding the disclosure of trade secrets. Please be advised that the Company has revised the disclosure on page 65 to reflect the discussion above.

                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
February 26, 2007
Page 3


2. Refer to your response to comment 9 and your disclosures in MD&A. Since the disposition of Nextnet had a discrete material impact on your financial statements, please expand your disclosures at the bottom of page 34 to quantify the costs of equipment attributable to the revenues generated by Nextnet and to discuss the gain on the sale. In addition, revise the Summary Consolidated Financial data on page 8 and the Selected Financial Data on page 31 to include a discussion of the impact of the disposition of Nextnet in your financial statements, similar to the discussion included in MD&A.

     RESPONSE: Please be advised that the Company has revised the disclosure on pages 8, 31, 34 and 35 in response to the Staff's comment.

                                    * * * * *

                           (KIRLAND & ELLIS LLP LOGO)


Clearwire Corporation
February 26, 2007
Page 4


         We hope that the foregoing has been responsive to the Staff's comment. If you have any questions related to this letter, please contact me at (212) 446-4943.


                                                   Sincerely,


                                                   /s/Joshua N. Korff
                                                   ------------------
                                                   Joshua N. Korff




Enclosure


cc:      Broady R. Hodder, Vice President and General Counsel, Clearwire Corporation
         Larry Hile, Deloitte & Touche LLP
         Marcus J. Williams, Davis Wright Tremaine LLP
         William H. Hinman, Jr., Simpson Thacher & Bartlett LLP